Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 32,647,887.79	0.0001381	$ 4,508.67
Fees Previously Paid
	Total Transaction Valuation:	$ 32,647,887.79
	Total Fees Due for Filing:			$ 4,508.67
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 4,508.67
Offering Note
[1]	Calculated solely for purposes of determining the amount of the filing fee, based upon the net asset value of HarbourVest Private Investments Fund as of March 31, 2026.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims
Fee Offset Sources